UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

Annual Report

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
                                OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number 001-496

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Issuer of the securities held pursuant to the Plan

A Delaware Corporation
I.R.S. Employer Identification No. 51-0023450
Hercules Plaza
1313 North Market Street
Wilmington, Delaware  19894-0001
Telephone:  302-594-5000

INDEX TO FINANCIAL STATEMENT AND REQUIRED SUPPLEMENTARY DATA

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS	4
At December 31, 2007 and 2006

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
For the years ended December 31, 2007 and 2006

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES
Schedule H, Part IV, Item 4(i) – Assets Held for Investment Purposes	13
Schedule H, Part IV, Item 4(j) – Reportable Transactions	14

EXHIBIT INDEX	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hercules Incorporated Savings and Investment Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MorisonCogen LLP
Bala Cynwyd, Pennsylvania
June 23, 2008

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2007	2006
ASSETS:
Investments (at fair value) (Note 3)	$396,636	$386,988
Employee Loans Receivable (Note 3)	4,463	3,896
Total (at fair value)	401,099	390,884

Contributions receivable	7,180	7,531
Total assets	$408,279	$398,415

LIABILITIES:
Loan payable (Note 6)	18,192	28,297
Total liabilities	18,192	28,297

Net assets reflecting all investments at fair value	390,087	370,118

Adjustment from fair value to contract value for fully benefit – responsive investment contract	(590)	727

NET ASSETS AVAILABLE FOR BENEFITS	$389,497	$370,845

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	Year Ended December 31,
	2007	2006
ADDITIONS:
Increase to net assets attributed to:
Investment income
Net (depreciation) appreciation in fair value of investments (Note 3)	$(17)	$57,719
Interest	3,715	3,694
Dividends	15,452	9,831

Contributions:
Participants	13,874	12,869
Employer	15,201	18,757
Transfers from other plans	9	10
Total Additions	48,234	102,880

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	27,231	46,034
Transfers to other plans (Note 9)	—	11,139
Administrative expenses	96	26
Interest Expense	2,255	2,397
Total Deductions	29,582	59,596

Net Increase	18,652	43,284

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	370,845	327,561
End of year	$389,497	$370,845

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.           Description of Plan

The following description of the Hercules Incorporated Savings and Investment Plan (the “Plan”) provides only general information.  The Plan is a defined contribution Internal Revenue Code (“IRC”) Section 401(k) plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Upon hire, all United States Hercules Incorporated ("Hercules" or the "Company") employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (“vested”) rights to the full market value of their account.  Upon hire, all new employees are immediately enrolled in the Plan unless they choose not to participate.  At time of enrollment in the Plan, participants may elect to contribute up to 50% of their annual wages on either a pre-tax or post-tax basis, or a combination thereof subject to IRC limitations.  The Company contributes, in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual earnings that an employee contributes to the Plan.  Participants can also elect to immediately diversify their Company matching common stock contribution into any Plan investment option.  Participants direct the investment of their monthly savings into any of the Plan’s investment options, or a combination thereof.  Eligible participants are also eligible to receive a performance-based employer contribution based on pre-established performance metrics.  For employees hired on or after January 1, 2005, the Company also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

The Plan provides for various stock, bond, and fixed income mutual fund investment options and Hercules common stock.  These investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain of these investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in one or more of these or other risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan.  The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months.  The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans plus one percent.  The loans are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the loan in full at any time without penalty.

Effective January 1, 2005, the Plan was amended to permit variable employer contributions to eligible participants (salaried employees and those union employees who have negotiated participation in the Flexible Benefits Plans).  This Performance Retirement Contribution (“PRC”) is based on Company performance each year against specific performance targets.  Company performance at target will generate an average PRC contribution equal to 3% of participant’s annual wages.  If the Company’s performance exceeds the target, the average contribution could go up to 6% of annual wages.  If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants’ accounts at the beginning of the following year in these amounts:

1.5% of pay for employees with less than 11 years of service.

3% of pay for employees with at least 11, but less than 20 years of service.

4.5% of pay for employees with 20 or more years of service.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The Company performance target for the PRC for both 2007 and 2006 was Operating Cash Flow.  Based on performance against target, the Company made a PRC of $6,236 and $6,609 for 2007 and 2006, respectively, which was allocated to eligible participant accounts.

The Finance Committee of the Hercules Incorporated Board of Directors has appointed The Vanguard Group (“Trustee”) as both the Trustee and Recordkeeper for the Plan, effective July 1, 2002.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.           Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value.  The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year.  The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals are recorded upon distribution.  The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal.  The OVD is the last business day of any month following retirement, in which the distribution is requested.

As described in the Financial Accounting Standards Board (“FASB”) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts (as defined in the FSP) held by a defined-contribution plan are to be reported at fair value.  However, for these specific investments, contract value is the more relevant measurement because contract value is the amount participants would receive.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value within the “Investments” category.  An adjustment from fair value to contract value for these investments is then reflected in the Statement of Net Assets.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The Vanguard Retirement Savings Trust in 2007 and the Hercules Blended Interest Fund in 2006 held investment contracts in a common collective trust and are subject to the requirements of the FSP.  The fair value, adjustment to contract value and contract value for investments within these funds subject to the requirements of the FSP are as follows:

		Adjustment to
	Fair Value	Contract Value	Contract Value
December 31, 2007	$78,037	$(590)	$77,447
December 31, 2006	75,523	727	76,250

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

3.           Investments

The following table presents the fair values of investments held by the Trustee at December 31:

	2007	2006
* Vanguard 500 Index Fund	$45,638	$45,167
Vanguard Explorer Fund	9,613	10,517
Vanguard Extended Market Index Fund	7,796	7,727
* Vanguard Growth & Income Fund	24,331	25,551
* Vanguard International Growth Fund	25,940	19,708
* Vanguard PRIMECAP Fund	44,263	42,351
Vanguard Small-Cap Value Index Fund	9,630	12,627
Vanguard Total Bond Market Index Fund	19,133	14,392
* Vanguard Windsor II Fund	27,349	27,476
* Hercules Common Stock Fund	74,524	82,445
* Vanguard Retirement Savings Trust	78,037	—
* Hercules Blended Interest Fund	—	75,523
Vanguard Target Retirement 2005 Fund	4,021	1,628
Vanguard Target Retirement 2010 Fund	224	—
Vanguard Target Retirement 2015 Fund	10,408	10,356
Vanguard Target Retirement 2020 Fund	352	—
Vanguard Target Retirement 2025 Fund	9,358	7,793
Vanguard Target Retirement 2030 Fund	124	—
Vanguard Target Retirement 2035 Fund	3,058	2,426
Vanguard Target Retirement 2040 Fund	89	—
Vanguard Target Retirement 2045 Fund	1,212	724
Vanguard Target Retirement 2050 Fund	26	—
Vanguard Target Retirement Income	1,510	577
	$396,636	$386,988
Employee Loans Receivable	4,463	3,896
Total	$401,099	$390,884

* Represents at least 5% of the Plan’s net assets at December 31, 2007 or 2006

Net (depreciation) appreciation in fair value of investments for the Plan for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Hercules Common Stock	$253	$38,555
Mutual Funds	(270)	19,164
Net appreciation (depreciation) in fair value of investments	$(17)	$57,719

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

4.	Employer Contributions Received and Receivable

As of, and for the years ended December 31, 2007 and 2006 respectively, the Company made the following contributions to the Plan.

	Stock	Cash	Total

December 31, 2007	$14,843	$358	$15,201

December 31, 2006	$18,566	$191	$18,757

At December 31, 2007 and 2006, $6,480 and $6,840, respectively were receivable from the Company.

5.	Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	Investments	Contributions Receivable	Loan	Net Assets
December 31, 2007
Hercules Common Stock Fund (participant-directed)	$26,660	$32	$—	$26,692
	26,660	32	—	26,692
Hercules ESOP Stock Fund (non-participant-directed)
Allocated	29,397	6,454	—	35,851
Unallocated	18,467	—	(18,192)	275
	47,864	6,454	(18,192)	36,126

	$74,524	$6,486	$(18,192)	$62,818

December 31, 2006
Hercules Common Stock Fund (participant-directed)	$30,013	$33	$—	$30,046
	30,013	33	—	30,046
Hercules ESOP Stock Fund (non-participant-directed)
Allocated	26,454	6,817	—	33,271
Unallocated	25,978	—	(28,297)	(2,319)
	52,432	6,817	(28,297)	30,952

	$82,445	$6,850	$(28,297)	$60,998

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Investment income (loss) for the years ended December 31, 2007 and 2006 are as follows:

	Hercules Common	Hercules ESOP Stock Fund
	Stock Funds	Allocated	Unallocated
December 31, 2007
Net appreciation (depreciation) in fair value of investments	$203	$(207)	$330
Employer contributions	84	2,345	12,445
Employee contributions	640	—	—
Benefit paid to participants	(1,662)	(1,578)	—
Interest expense	(10)	—	(2,255)
Allocation of shares under ESOP provisions	—	7,854	(7,854)
Net loan activity	65	(197)	—
Transfer to other investment options	(2,674)	(5,709)	—

Net (decrease) increase	$(3,354)	$2,508	$2,666

December 31, 2006
Net appreciation in fair value of investments	$14,607	$12,315	$11,633
Employer contributions	60	5,346	13,255
Employee contributions	503	—	—
Benefit paid to participants	(2,845)	(2,295)	—
Interest expense	(4)	—	(2,397)
Allocation of shares under ESOP provisions	—	5,074	(5,074)
Net loan activity	69	(131)	—
Transfer to other investment options	(6,521)	(6,664)	—

Net increase	$5,869	$13,645	$17,417

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

6.           Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11,000 in December 2001.  This loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed principal payment schedule of $200 per year on December 31 of each year from 2002 through 2019, with a balloon payment of $7,400 payable on December 31, 2020.  On April 29, 2002, the Plan borrowed an additional $75,000 from the Company.  This second loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed payment schedule of $250 at the end of each calendar quarter as follows:  $250 on June 30, 2002 and $250 on the last day of each quarter thereafter, with any remaining principal balance payable on December 31, 2020.  In addition to the combined fixed payments of $1,200 for the loans, the Plan made additional payments of $8,905 and $9,657 in 2007 and 2006, respectively.  These payments were calculated based on the number of shares that were allocated to participants’ accounts during the year.  Principal payments on the loans are made in the same proportion as shares are released from the ESOP.  The interest rate of both loans at December 31, 2007 was 7.98%.

The Plan provides for the periodic allocation of shares of Hercules common stock held by the ESOP component of the Plan to the account of Plan participants to satisfy Hercules’ matching obligations.  The unallocated shares of the ESOP are pledged as security for the loans.  The value of the outstanding borrowings under the promissory notes is $18,192 and $28,297 at December 31, 2007 and 2006, respectively.

7.           Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

8.           Tax Status

On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.  The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contributions.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

9.           FiberVisions Divesture

On March 31, 2006, the Company completed the sale of a 51% interest in FiberVisions Delaware Corporation to SPG/FV Investor, LLC (“SPG/FV”).  In connection with the transaction, effective April 1, 2006, FiberVisions employees, who were participants in the Hercules Savings and Investment Plan, left the Plan and participate in a plan sponsored by SPG/FV.  This change resulted in $11,139 in assets being transferred from Hercules Savings and Investment Plan.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

10.           Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Administrator of the Plan does not believe the adoption of SFAS 157 will impact the amounts reported in the financial statements, however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain measurements reported on the Statement of Changes in Net Assets.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN                                                                 SCHEDULE I
Schedule of Assets Held for Investment Purposes at End of Year – Attachment for Schedule H, Line 4i
As of December 31, 2007

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Issue	Investment Type	Cost/Contract Value	Current/Contract Value

*Vanguard 500 Index Investment	Registered Investment Company	$34,497,653	$45,637,683
*Vanguard Explorer Fund	Registered Investment Company	9,027,479	9,613,097
*Vanguard Extended Market Index Investment	Registered Investment Company	6,126,172	7,795,405
*Vanguard Growth & Income Investment	Registered Investment Company	21,086,140	24,331,183
*Vanguard International Growth Fund	Registered Investment Company	22,098,694	25,939,601
*Vanguard PRIMECAP Fund	Registered Investment Company	30,771,527	44,263,313
*Vanguard Small-Cap Value Index	Registered Investment Company	9,190,706	9,629,796
*Vanguard Target Retirement 2005	Registered Investment Company	3,940,465	4,021,168
*Vanguard Target Retirement 2010	Registered Investment Company	227,664	224,051
*Vanguard Target Retirement 2015	Registered Investment Company	9,674,390	10,407,949
*Vanguard Target Retirement 2020	Registered Investment Company	360,967	352,184
*Vanguard Target Retirement 2025	Registered Investment Company	8,489,567	9,357,849
*Vanguard Target Retirement 2030	Registered Investment Company	124,274	123,645
*Vanguard Target Retirement 2035	Registered Investment Company	2,785,128	3,058,217
*Vanguard Target Retirement 2040	Registered Investment Company	92,748	89,380
*Vanguard Target Retirement 2045	Registered Investment Company	1,140,747	1,212,180
*Vanguard Target Retirement 2050	Registered Investment Company	27,537	26,228
*Vanguard Target Retirement Inc	Registered Investment Company	1,466,441	1,510,098
*Vanguard Total Bond Market Index	Registered Investment Company	18,996,234	19,133,383
*Vanguard Windsor II Fund Investment	Registered Investment Company	23,767,211	27,348,650
*Vanguard Retire Savings Trust	Common/Collective Trust	77,446,730	77,446,730
*Hercules Common Stock Fund	Company Stock Fund	28,255,310	26,659,846
*Hercules ESOP Fund	Company Stock Fund	25,652,843	29,396,928
*Hercules ESOP – Unallocated	Company Stock Fund	18,429,155	18,467,330
Subtotal		$353,675,782	$396,045,894
*Loan Fund	5.25% - 9.75%	4,462,705	4,462,705
Total Assets Held for Investment Purposes		$358,138,487	$400,508,599
*Party in Interest

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN                                                                 SCHEDULE II

Schedule of Reportable Transactions – Attachment for Schedule H, Line 4j
As of December 31, 2007

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Party Involved	Description of Asset (include interest)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date*	Historical Gain

The Vanguard Group	Vanguard Retirement Savings Trust	$82,483,336			$82,483,336
The Vanguard Group	Vanguard Retirement Savings Trust		$5,036,607	$5,036,607	5,036,607	—
The Vanguard Group	Hercules Blended Interest Fund	16,720,686			16,720,686
The Vanguard Group	Hercules Blended Interest Fund		92,970,538	92,970,538	92,970,538	—
The Vanguard Group	Hercules Common Stock Fund	15,551,007			15,551,007
The Vanguard Group	Hercules Common Stock Fund		15,883,828	14,501,756	15,883,828	1,382,071

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
/s/ Edward V. Carrington
Edward V. Carrington Vice President, Human Resources Plan Administrator
June 23, 2008

EXHIBIT INDEX

Number	Description
23.1	Consent of Independent Accountants